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SEC FILE NUMBER
8-50898

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____.
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
vFinance Investments , Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

3010 North Military Trail Suite 300

(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alejandra Munoz   (561) 981-1007

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP

(Name – if individual state last, first, middle name)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
  X Certified Public Accountant
  __ Public Accountant
  __ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, **Alejandra Munoz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **vFinance Investments, Inc.**, as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

<u>Financial and Operations Principle</u>
Title

_____
Notary Public

KATHRYN SEALEY
Notary Public · State of Florida
My Commission Expires Dec 13, 2008
Commission # DD 346468
Bonded By National Notary Assn.

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
___ (m) A copy of the SICP Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Financial Statements and Supplemental Information

Year ended December 31, 2004

Contents

SHERB & CO., LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
vFinance Investments, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of vFinance Investments, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of vFinance Investments, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb + Co., LLP

Certified Public Accountants

New York, New York
February 24, 2005

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Financial Condition
December 31, 2004

Assets:		
Current Assets:		
Cash and cash equivalents	$	4,238,159
Due from clearing broker		407,540
Investments in trading securities		916,085
Accounts receivable, net of allowance for doubtful accounts of $6,014		57,001
Forgivable loans - employees		6,597
Notes receivable - employees		163,402
Prepaid expenses and other current assets		26,369
Total Current Assets		5,815,153
Furniture and equipment, at cost:		
Furniture and equipment		373,947
Less accumulated depreciation		(203,616)
Net furniture and equipment		170,331
Goodwill		420,000
Other assets		15,558
Total Assets	$	6,421,042
Liabilities and Shareholder's Equity:		
Accounts payable	$	495,062
Accrued compensation		1,467,190
Other accrued liabilities		401,372
Securities sold, not yet purchased		67,470
Brokers payable		33,996
Total Current Liabilities		2,465,090
Shareholder's Equity:		
Prefered stock $0.01 par value, 1,000,000 shares authorized, 0 issued and outstanding		-
Common stock $0.01 par value, 1,000,000 shares authorized, 1,000 issued and outstanding		10
Additional paid-in-capital on common stock		4,523,327
Accumulated deficit		(567,385)
Total Shareholder's Equity		3,955,952
Total Liabilities and Shareholder's Equity	$	6,421,042

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Operations
Year ended December 31, 2004

Revenues:	
Commissions - agency	$ 14,290,152
Net realized and unrealized gain on trading of marketable securities	5,158,183
Success fees	3,231,895
Consulting and retainers	350,829
Other brokerage related income	2,544,577
Total revenues	25,575,636
Cost of revenues:	
Commissions	14,513,539
Clearing and transaction costs	952,120
Success	1,346,272
Consulting and retainers	217,916
Total cost of revenues	17,029,847
Gross profit	8,545,789
Other expenses:	
General and administrative	7,922,386
Professional fees	57,402
Provision for bad debts	85,567
Litigation and arbitration	376,973
Depreciation	58,107
Amounts forgiven under forgivable loans	80,161
Total other expenses	8,580,596
Loss from operations	(34,807)
Interest and dividend income, net of interest expense	34,807
Net Income	$ -

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Changes in Shareholder's Equity
Year ended December 31, 2004

	Common Stock Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2004	1,000	$10	$4,076,070	($567,385)	$3,508,695
Capital Contribution due to forgiveness of intercompany payable to the parent company	-	-	447,257	-	447,257
Net Income	-	-	-	-	-
Balance at December 31, 2004	1,000	$10	$4,523,327	($567,385)	$3,955,952

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Cash Flows
For the Year ended December 31, 2004

OPERATING ACTIVITIES

Net Income	$ -

Adjustments to reconcile net income to net cash provided by operating activities:

Non-cash fees received	(419,365)
Depreciation	58,107
Provision for doubtful accounts	83,817
Non-cash compensation	5,492
Unrealized loss on investments, net	206,544
Unrealized gain on warrants, net	(41,194)
Amount forgiven under forgiveable loan	80,161
Changes in operating assets and liabilities, net	
Accounts receivable	26,610
Due from clearing broker	(203,914)
Notes receivable from employees	18,197
Investments in trading securities	310,684
Other current assets	(1,791)
Other assets and liabilities	66,354
Accounts payable and accrued liabilities	145,210
Securities, sold not yet purchased	(16,310)
Net cash provided by operating activities	318,602

INVESTING ACTIVITIES

Purchase of equipment	(167,114)
Net cash used in investing activities	(167,114)

FINANCING ACTIVITIES

Contributions from parent	447,257
Net cash provided by financing activities	447,257

Net increase in cash	598,745
Cash and cash equivalents at beginning of year	3,639,414
Cash and cash equivalents at end of year	$ 4,238,159

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

1. Significant Accounting Policies and Other Matters

Description of Business

vFinance Investments, Inc. ("the Company") (a wholly owned subsidiary of vFinance, Inc.) is an investment-banking firm that is licensed to conduct activities as a broker-dealer in 49 states and has offices in New York, New Jersey and Florida. The Company provides investment-banking services to small and medium sized companies and retail brokerage services to companies, financial institutions and individual investors. The Company does not require collateral from its customers. Revenues are not concentrated in any particular region of the country or with any individual or group.

RETAIL BROKERAGE BUSINESS. The largest portion of the Company's revenues in 2004 was attributable to commissions generated by its brokerage activities. The Company buys and sells securities for its customers from other dealers on an agency basis, and charges its customers a commission for its services. Such commission revenue is derived from brokerage transactions in listed and over-the-counter securities and mutual fund securities. The Company has agreements with numerous mutual fund management companies pursuant to which it sells shares in a variety of mutual funds. Mutual fund commissions are derived from standard dealers' discounts that are a small percentage of the purchase price of the shares, depending upon the terms of the dealer agreement and the size of the transaction. In addition, most funds permit vFinance Investments to receive additional periodic fees based upon the customer's investment in particular funds.

MARKET-MAKING BUSINESS. In addition to the Company's retail brokerage and investment banking businesses, the Company offers wholesale market-making. vFinance Investments makes markets in more than 1,900 Over-the-Counter Bulletin Board and NASDAQ Small Cap stocks. The Company's target customers are national and regional full-service broker/dealers, electronic discount brokers and institutional investors that require fast and efficient executions for each security.

INVESTMENT BANKING AND MERGERS & ACQUISITIONS. The Company also derives revenues from success fees generated by investment-banking and merger and acquisition activities. The Company offers capital raising and related services to (A) emerging growth and middle market, privately held companies worldwide by assisting such companies in (i) developing sound strategic plans, (ii) obtaining growth, mezzanine, bridge, or acquisition capital including, but not limited to, venture capital financing,

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)
1. Significant Accounting Policies and Other Matters (continued)

(iii) pursuing strategically sound acquisitions or divestiture strategies, (iv) transitioning into viable corporations able to raise funds in the public markets, and (v) maximizing shareholder value by conducting recapitalizations or other liquidity transactions and (B) publicly held companies by arranging private equity financing for such publicly held companies. As consideration for such services, the Company is paid success fees which are agreed upon amounts based on the percentage of the total value of a transaction and are contingent on the successful completion of a specified transaction. As part of the success fees, the Company periodically receives equity instruments and stock purchase warrants from companies for services it performs, in addition to the cash paid for such services. Primarily all of the equity instruments are in private companies or small, public companies.

CLEARING BROKER. vFinance Investments, Inc. does not hold any funds or securities of its customers. The Company currently utilizes, on a fully disclosed basis, the services of National Financial Services, LLC ("NFS"), a wholly owned subsidiary of Fidelity Brokerage Company. As the Company's clearing broker, NFS processes securities transactions for vFinance Investments and the accounts of its customers for which vFinance Investments pays NFS a fee. The Company also pays a transaction charge for other services of NFS including billing and credit extension, control and receipt and custody and delivery of securities. According to the terms of the agreement between vFinance Investments and NFS, vFinance Investments has agreed to indemnify and hold NFS harmless from certain liabilities and claims, including claims arising from the transactions of its customers. In the event that customers fail to pay for their purchases or fail to supply the securities that they have sold, and NFS satisfies customer obligations, vFinance Investments would be obligated to indemnify NFS for any resulting losses. vFinance Investments, to date, has not experienced any material losses as a result of the failure of its customers to satisfy their obligations.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Goodwill

Prior to January 4, 2001, the Company was a wholly owned subsidiary of NW Holdings, Inc. (NWH), a Florida corporation. On January 4, 2001, the Company closed on the merger of NWH. All of the outstanding capital stock of NWH was acquired. The acquisition was accounted for under the purchase method of accounting. The purchase price consisted of the issuance of 1,700,000 common shares of stock valued at $1,381,250, the fair market value at January 4, 2001, the issuance of 575,000 stock options valued at $334,500 using the Black-Scholes model, and cash of $1,000,000 for total consideration of $2,715,750. The initial goodwill recorded on this purchase was approximately $1,400,000, which was subsequently written down in the year ended December 31, 2001, to $420,000. The carrying value of goodwill as well as other long-lived assets are reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted estimated cash flows of the Company over the remaining amortization period, the Company's carrying values of the assets would be reduced to their estimated fair values in accordance with Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS ("FAS 144"). Management evaluates this balance on an ongoing basis and has determined that there has been no subsequent impairment and that the balance of $420,000 at December 31, 2004 is still a fair estimate.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"* under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation and consists primarily of computer equipment and internal use software. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Depreciation expense for the year totaled $58,107.

Forgivable Loans - Employees

In order to remain competitive in the marketplace, the Company granted forgivable loans to certain employees. The terms of the loans range from two to five years with scheduled maturity dates from 2002 to 2005. For each year the employee is in good standing with the Company, the Company forgives a ratable portion of the loan and charges this amount to compensation expense. If the employee is terminated, the principal balance is due and payable within 120 days. The loans do not bear interest and interest is not imputed as collectibility of any such interest would not be probable. As of December 31, 2004, the balance of the forgivable loans was $6,597, which has been classified as current.

Investments in Trading Securities

The Company's investments consist of its trading account assets as well as equity instruments received as compensation for investment banking services. Such investments are classified as Investments in trading securities on the accompanying statement of financial condition.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)
1. Summary of Significant Accounting Policies (continued)

Investments in Trading Securities (continued)

Trading account assets consist of marketable equity securities and are stated at fair value. They are held for resale in anticipation of short-term market movements. Realized gains and losses are recognized in the statement of operations when the security is sold.

Equity instruments include stock purchase warrants, common stock and preferred stock. These instruments are stated at fair value in accordance with SFAS #115 "Accounting for certain investments in debt and equity securities" and EITF 00-8 "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, although the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair value of the stock and for stock purchase warrants based on the Black-Scholes valuation model. Realized gains or losses are recorded in the statement of operations when the underlying securities are sold. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges or, for stock purchase warrants, based on the Black-Scholes valuation model.

Investments in trading securities and Securities sold, not yet purchased at December 31, 2004 consist of the following:

	Owned	Sold, not yet purchased
Corporate Stocks	$ 787,596	$ 67,470
Warrants	128,489	
Total	$ 916,085	$ 67,470

At December 31, 2004, restricted equity securities had an aggregate fair value of $95,889.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are accrued and recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expense are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company.

Revenue Recognition and Other Matters

The Company earns revenue from brokerage and trading activities, which are recognized on the day of the trade. The Company also earns revenue from investment banking and consulting. Monthly retainer fees for investment banking and consulting are recognized as earned. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition and Other Matters (continued)

On a monthly basis, the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value of its equity instruments received as compensation for investment banking services. Unrestricted securities are valued at current market value. Restricted securities are valued at current market value, discounted by a factor related to the remaining term of its restriction. Stock purchase warrants are valued based on the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the equity instruments are sold. For the year ended December 31, 2004, the Company recognized revenue of $419,365 in connection with the receipt of equity securities. The Company also recognized $1,089,353 in net realized gains in connection with the sale of such securities and net unrealized losses of $165,350 in connection with changes in the value. Net realized and unrealized gains and losses are recognized in the statement of operations as either increases or decreases to success fee revenues.

As of December 31, 2004, certain transactions in process may result in the Company receiving equity instruments or stock purchase warrants in subsequent periods as discussed above. In such event, the Company will recognize revenue related to the receipt of such equity instruments consistent with the aforementioned policies. In addition, the Company would also record compensation expense at fair value related to the distribution of some or all of such equity instruments to employees or independent contractors involved with the related transactions.

Fair Value of Financial Instruments

The fair values of the Company's financial instruments, which include cash and cash equivalents, forgivable loans and investments approximate their carrying values.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

2. Income Taxes

The Company's results will be included in the consolidated income tax return of its parent company. An income tax provision has been calculated as if the Company was filing a stand-alone income tax return. The Company had no tax provision as of December 31, 2004.

3. Commitments and Contingencies

NASD Arbitration

The Company has been named in several separate NASD arbitration actions filed by former clients for allegedly violating securities laws and NASD rules. These actions have not been settled as of December 31, 2004. Management intends to vigorously defend against these claims and the accompanying financial statements include an accrual of $205,000 for estimated losses and expenses that may result from the ultimate outcome of certain of these actions (taking into consideration applicable insurance coverage and the related deductibles). However, due to the inherent uncertainty of these outstanding actions, losses may exceed the amounts accrued and those losses may be material.

SEC Allegation

The Company was advised by the staff of the SEC that it intended to recommend that the SEC institute enforcement proceedings against vFinance Investments and one of its former employees. The SEC claims that the Company and its former employee failed to reasonably supervise a former securities trader. vFinance Investments has retained counsel and is actively engaged in discussions with the staff of the SEC. The Company has included an accrual of $50,000 for estimated expenses. The Company believes that it will be able to resolve this matter in a manner which will not have a material adverse affect on its business and operations.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

4. Related Party Transactions

At December 31, 2004, all intercompany transactions were forgiven between the parent company, vFinance, Inc., and its subsidiaries. The net effect of this forgiveness was an increase of capital of $ 447,257.

Effective January 1, 2003, the Company entered into a management agreement with its parent, vFinance, Inc., whereby the Company agrees to make monthly payments to the parent in an amount equal to 100% of its operating income. In return, vFinance, Inc. will provide the Company with certain consideration including: office space, office personnel and other such services. The management agreement is still in place.

5. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2004 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

6. Defined Contribution Plan

The Company participates in a defined contribution savings plan maintained by an affiliate, vFinance Holdings, Inc., in which substantially all employees are eligible to participate. The plan allows for matching of up to 25% of an employee's annual contribution however, there were no Company matches for the last three years.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $2,641,131, which was $1,641,131 in excess of its required net capital of $1,000,000.

The Company's aggregate indebtedness to net capital ratio was to 0.9 to 1 in 2004.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Net capital computation:

Total Shareholder's equity	$	3,955,952
Deductions and/or charges:		
Non-allowable assets:		
Investments Under Restriction		224,377
Accounts Receivable		57,001
Notes receivable- Employees		163,402
Prepaid Expenses		26,369
Other Assets		442,155
Furniture and Equipment		170,331
Total non-allowable assets		1,083,635
Net capital before haircuts on securities positions		2,872,317
Haircuts on securities:		
Other Securities		231,186
Total haircuts on securities		231,186
Net capital		2,641,131
Required minimum capital		1,000,000
Excess net capital	$	1,641,131

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	2,363,624
Percentage of Aggregate Indebtedness to Net Capital		0.90 to 1

Reconciliation:

Net capital, per unaudited December 31, 2004 FOCUS report, as filed	$	1,948,100
Net adjustments		693,031
Net capital, per December 31, 2004 audited report, as filed	$	2,641,131

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement Regarding SEC Rule 15c3-3
December 31, 2004

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.


REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
vFinance Investments, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of vFinance Investments, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sherb + Co., LLP
Certified Public Accountants

New York, New York
February 24, 2005

Financial Statements and Supplemental Information
vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)
Year ended December 31, 2004
with Report and Supplementary Report of Independent Auditors

